Exhibit 99.2

Press release

WiLAN Board Approves Plan for Normal Course Issuer Bid

OTTAWA, Canada – May 27, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that its Board of Directors has approved the adoption of a normal course issuer bid (“NCIB”) to purchase for cancellation up to 11,676,510 issued and outstanding common shares (“Shares”) representing approximately 10% of the 116,765,100 Shares in the public float as of May 25, 2014 through the facilities of the Toronto Stock Exchange (“TSX") and other Canadian trading platforms.

The NCIB is subject to obtaining requisite regulatory approvals including filing notice with the TSX. The NCIB is expected to commence on May 29, 2014 after WiLAN receives regulatory approval and will expire on May 28, 2015.

As of May 25, 2014 the total number of issued and outstanding Shares was 119,974,315. The average daily trading volume for the six months ending on May 25, 2014 was 462,572 Shares. Daily purchases will be limited to 115,643 Shares, other than block purchase exceptions. During any of the Company’s blackout periods, purchases under the NCIB may continue under an automatic securities purchase plan between WiLAN and its broker which will be put in place during the NCIB.

WiLAN and its Board of Directors believe that this NCIB is in the best interests of its shareholders and the repurchases made under this NCIB will be made, in part, to offset the dilutive effect of Shares expected to be issued upon the exercise of stock options under the Company's stock option plan.

The actual number of Shares purchased, the timing of purchases and the price at which the Shares are bought will depend on future market conditions and on potential alternative uses for WiLAN’s cash resources. Any purchases will be subject to trading restrictions and will be made by WiLAN at the prevailing market price of the Shares at the time of purchase.

For the past twelve months, WiLAN has repurchased an aggregate of 1,461,800 Shares at a weighted average price of $3.7660 per Share.

www.wilan.com	copyright Wi-LAN 2014	1

Press release

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “is subject to obtaining requisite regulatory approvals”, “is expected to commence”, “will expire”, “may continue”, “which will be put in place”, “will be made”, “expected to be issued”, “believe”, “will depend on future market conditions”, “potential alternative uses of WiLAN’s cash resources”, “will be subject to trading restrictions”, “will be made by WiLAN at the prevailing market price of the Shares at the time of purchase”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com	copyright Wi-LAN 2014	2